ARCELORMITTAL 6-K

Exhibit 99.2

ArcelorMittal reports first quarter 2024 results

Luxembourg, May 2, 2024 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2024.

1Q 2024 key highlights:

●	Health and safety focus: Protecting employee health and wellbeing remains the overarching priority of the Company; the Company-wide audit of safety by dss+ is progressing and will support our pathway to zero serious injuries and fatalities; LTIF[2] rate of 0.61x in 1Q 2024

●	Recovering volumes and higher steel spreads supporting improved results: Scope adjusted steel shipments[17] increased +5.0% in 1Q 2024 vs. 4Q 2023; 1Q 2024 EBITDA[14] of $2.0bn (vs. $1.5bn in 4Q 2023) with EBITDA/t of $145/t in 1Q 2024 (vs. $110/t in 4Q 2023). Net income of $0.9bn in 1Q 2024 vs. net loss of $3.0bn (adjusted net income of $1.0bn8) in 4Q 2023

●	Free cash flow impacted by seasonal working capital needs: a seasonal working capital investment ($1.7bn)[22] together with capex ($1.2bn) in support of strategic growth projects[19] led to a free cash outflow during the quarter of $1.4bn

●	Financial strength: Net debt of $4.8bn at the end of the quarter (gross debt of $10.2bn and cash and cash equivalents of $5.4bn)[12] compares to a net debt of $2.9bn at December 31, 2023. Over the past 12 months net debt has declined by $0.4bn despite strategic growth capex investments of $1.6bn and returns to shareholders totaling $1.7bn25. This highlights the strong underlying cash generating capacity of the business

Key developments towards strategic objectives:

●	Organic growth: Capex in 1Q 2024 includes $0.4bn on strategic growth projects[21], which are estimated to add approximately $1.8bn to the Company's EBITDA[13] potential by the end of 2026; strategic projects to commence operations in 1H 2024 include Vega CMC (Brazil) and the 1GW renewables project in India; 2H 2024 projects include Calvert EAF (US), Serra Azul and Barra Mansa in Brazil, electrical steel in Europe and mine expansion in Liberia

●	Asset portfolio: The Company has agreed to acquire a 28% stake in Vallourec for ~$1.1bn, increasing its exposure to the downstream value-added tubular market; targeting premium segments in the America's market, including a focus on energy transition solutions (CCS and hydrogen); transaction closing is subject to regulatory approvals and currently expected in 2H 2024

●	Consistent shareholder returns: The Company has repurchased a further 22.5m shares[10] in 1Q 2024, bringing the total reduction in diluted shares to 35% since September 30, 2020[7]. This has contributed to an increase in the book value per share to $67/sh4 at the end of the quarter. The Company will continue to return a minimum 50% of post-dividend FCF to shareholders through its share buyback programs. The $0.50/sh base dividend for 2023 will be paid in 2 equal installments in June 2024 and December 2024

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	16,282	14,552	16,616	18,606	18,501
Operating income/(loss)	1,072	(1,980)	1,203	1,925	1,192
Net income/(loss) attributable to equity holders of the parent	938	(2,966)	929	1,860	1,096
Adjusted net income attributable to equity holders of the parent[8]	938	982	929	1,860	1,096
Basic earnings/(loss) per common share (US$)	1.16	(3.57)	1.11	2.21	1.28
Adjusted basic earnings per common share (US$)[8]	1.16	1.18	1.11	2.21	1.28

Operating income/(loss)/tonne (US$/t)	80	(149)	88	136	82
EBITDA[14]	1,956	1,454	2,150	2,998	2,140
EBITDA /tonne (US$/t)	145	110	157	211	148

Crude steel production (Mt)	14.4	13.7	15.2	14.7	14.5
Steel shipments (Mt)	13.5	13.3	13.7	14.2	14.5
Total Group iron ore production (Mt)	10.2	10.0	10.7	10.5	10.8
Iron ore production (Mt) (AMMC and Liberia only)	6.5	6.2	6.7	6.4	6.7
Iron ore shipment (Mt) (AMMC and Liberia only)	6.3	6.1	6.3	6.6	7.4

Weighted average common shares outstanding (in millions)	809	830	838	842	859

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“Across the Company our people are galvanized to improve safety performance. The 3rd party safety audit, which started at the end of December, is now well underway and on target to be completed in September. We expect this to make valuable recommendations that, combined with the considerable efforts already underway, will enable us to deliver the safety results we are striving for.

“On financial performance, the improved pricing environment combined with recovering volumes resulted in sequentially stronger quarterly results, which also now reflect the value contributed by our joint ventures.

“We have an exciting pipeline of growth projects underway, including the 1GW renewables project in India and Vega CMC in Brazil, both of which are expected to commence operations in the first half. Meanwhile the strategic stake in Vallourec will enhance our exposure to the attractive North American market in the value-added tubular market. We continue to progress with our decarbonization projects, conscious of the need to ensure these investments create value as well as reduce emissions.

“Maintaining our position as the lead supplier of low carbon steels is a clear priority and the planned ramp-up at Sestao, along with the new EAF in Gijon which will break ground imminently, will both have an important role to play. Meanwhile our XCarb® recycled and renewably produced steel will be on show to the world during the Paris Olympics, in both the Olympic and Paralympic torches and also the Spectacular which will be erected on the Eiffel Tower.

“Although overall economic sentiment remains subdued, we expect apparent steel demand ex-China to grow between +3% and +4% this year and are well positioned to benefit from this improvement.”

Safety and sustainable development

Health and safety

The Company- wide audit of safety by dss+ is progressing and will support our pathway to zero serious injuries and fatalities. The audit will encompass the three pillars of fatality prevention standards, process risk management and governance. Key updates on the progress of the audit include:

●	30% Fatality Prevention Standards (FPS) audit are complete of sites above 150 full time equivalents (employees and contractors). Audits cover the three main occupational risks (injured by a machine that was not properly isolated or turned off, crushed by vehicle or moving machine, and falling from height) leading to serious injuries and fatalities

●	47% of process safety risk management assessments are complete. dss+ will observe and assess our Group CTO led assessments of the highest priority countries and assets.

●	83% of interviews held as part of top-to-bottom health and safety governance review. dss+ will assess all health and safety systems, processes, structures and capabilities; governance and assurance processes and systems and data management.

Key recommendations are due to be published in September 2024 when the audit is complete.

Own personnel and contractors – Lost Time Injury Frequency rate

	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
North America	—	0.40	0.09	0.25	0.09
Brazil	0.08	0.18	0.22	0.30	0.34
Europe	1.28	1.50	1.50	1.51	1.19
Sustainable Solutions	0.89	0.59	0.65	1.10	0.81
Mining	0.16	—	0.19	—	0.24
Others	0.76	3.08	1.45	0.60	0.61
Total	0.61	1.34	0.94	0.73	0.64

Sustainable development highlights:

●	Progressing the engineering of our DRI/ EAF decarbonization projects, across Europe and Canada, which is expected to be completed by the end of this year. For these projects, the Company is also working with country governments to have visibility of the energy costs and capacity. At the same time, the Company is piloting CCS projects in Belgium and France. All the steps that the Company is taking today support our strategy to achieve competitive decarbonization, aiming for our technology choices at each asset to maximize our competitive advantage and deliver an acceptable return on investment.

●	In Brazil, ArcelorMittal and Petrobras have signed a memorandum of understanding to assess potential business models for low-carbon fuels, hydrogen and its products, renewable energy production and CCS (carbon capture and storage). This follows a joint study to develop a CCS hub in the state of Espirito Santo.

●	The Company has demonstrated the ability to produce a wide variety of different grades and types of XCarb® recycled and renewably produced[11] products for a multitude of customer applications. Sales of our XCarb® product, which can have a carbon footprint of as low as 300kg CO2/t, reached 229kt in 2023, and are expected to more than double in 2024.

Analysis of results for 1Q 2024 versus 4Q 2023

Sales in 1Q 2024 were +11.9% higher at $16.3 billion as compared to $14.6 billion in 4Q 2023, reflecting higher average steel selling prices (+4.8%) and higher steel shipment volumes (+1.4%). On a scope adjusted basis (i.e. excluding Kazakhstan operations that were sold on December 7, 2023) 1Q 2024 steel shipments were +5.0% higher as compared to 4Q 2023.

The improvement in operating income in 1Q 2024 to $1.1 billion reflects higher steel shipments and a recovery in steel spreads (primarily due to an increase in steel prices).

EBITDA in 1Q 2024 increased by +34.6% to $1,956 million as compared to $1,454 million in 4Q 2023, primarily due to improved results in North America, Brazil, Europe and India and JVs offset by lower Mining segment results.

ArcelorMittal recorded net income in 1Q 2024 of $0.9 billion as compared to a net loss of $3.0 billion in 4Q 2023. This is lower than the adjusted net income8 of $1.0 billion in 4Q 2023 (which excludes the impacts of non-cash impairments and charges related to the sale of Kazakhstan operations) largely due to higher income tax expenses offset in part by the non-cash mark-to-market gain of $181 million on the Vallourec share price24.

ArcelorMittal's basic earnings per common share for 1Q 2024 was $1.16 as compared to a loss per common share of $3.57 in 4Q 2023 (adjusted basic earnings per common share8 of $1.18 in 4Q 2023).

Free cash outflow during 1Q 2024 of $1.4 billion22 was negatively impacted by a seasonal working capital investment of $1.7 billion together with capex of $1.2 billion in support of strategic growth projects19,20. This together with the $0.6 billion share buybacks offset in part by the sale of the 4.23% remaining stake in Erdemir (generating proceeds of $0.2 billion) mainly led to an increase in net debt to $4.8 billion at March 31, 2024 as compared to $2.9 billion at December 31, 2023. Over the past 12 months, net debt declined by $0.4 billion, despite a $1.6 billion investment in strategic growth capex and returns to shareholders totaling $1.7 billion during the period.

Analysis of operations14

North America

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	3,347	2,942	3,188	3,498	3,350
Operating income	585	280	520	662	455
Depreciation	(120)	(157)	(125)	(127)	(126)
EBITDA	705	437	645	789	581
Crude steel production (Kt)	2,180	2,185	2,122	2,244	2,176
- Flat shipments (Kt)	2,245	2,028	1,938	2,046	2,208
- Long shipments (Kt)	666	709	667	667	691
Steel shipments* (Kt)	2,796	2,590	2,527	2,604	2,843
Average steel selling price (US$/t)	1,042	948	1,043	1,116	994

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels. 1Q'24 481kt, 4Q'23 432kt, 3Q'23 393kt, 2Q'23 360kt and 1Q'23 474kt.

Sales in 1Q 2024 increased by +13.8% to $3.3 billion, as compared to $2.9 billion in 4Q 2023 primarily on account of higher average steel selling prices +9.9% and +8.0% increase in steel shipments, driven primarily by improved demand for flat products.

Operating income in 1Q 2024 increased by +108.9% to $585 million as compared to $280 million in 4Q 2023, due to a positive price-cost effect, primarily due to higher average steel selling prices and higher steel shipments.

EBITDA in 1Q 2024 of $705 million was +61.4% higher as compared to $437 million in 4Q 2023, due to a positive price-cost effect and higher steel shipments.

Brazil9

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	3,051	2,709	3,560	3,826	3,068
Operating income	302	171	414	553	323
Depreciation	(94)	(77)	(87)	(105)	(72)
EBITDA	396	248	501	658	395
Crude steel production (Kt)	3,564	3,533	3,669	3,732	3,052
- Flat shipments (Kt)	2,137	2,402	2,328	2,363	1,740
- Long shipments (Kt)	1,061	1,171	1,283	1,234	1,217
Steel shipments (Kt)	3,180	3,562	3,599	3,583	2,937
Average steel selling price (US$/t)	886	852	932	1,001	978

Sales in 1Q 2024 increased by +12.6% to $3.1 billion as compared to $2.7 billion in 4Q 2023, primarily due to a +4.0% increase in average steel selling prices and offset in part by -10.7% decline in steel shipments, impacted by shipment timing delays, a seasonal inventory build and lower domestic demand in Argentina. 4Q 2023 sales were impacted by translation impacts from the devaluation of the Argentinian peso.

Operating income in 1Q 2024 of $302 million was +76.7% higher as compared to $171 million in 4Q 2023, which had been impacted by the devaluation of the Argentinian peso.

EBITDA in 1Q 2024 increased by +59.8% to $396 million as compared to $248 million in 4Q 2023 mainly due to a positive price-cost effect (higher selling prices and lower costs), offset in part by lower steel shipments. 4Q 2023 was also negatively impacted by the devaluation of the Argentinian peso (approximately $80 million).

Europe

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	7,847	6,627	7,302	8,686	9,080
Operating income/ (loss)	69	(4)	139	436	308
Depreciation	(274)	(287)	(278)	(270)	(263)
EBITDA	343	283	417	706	571
Crude steel production (Kt)	7,604	6,540	7,398	6,827	7,680
- Flat shipments (Kt)	5,302	4,570	4,483	5,049	5,468
- Long shipments (Kt)	1,939	1,840	1,945	2,068	2,148
Steel shipments (Kt)	7,236	6,407	6,425	7,114	7,613
Average steel selling price (US$/t)	945	935	980	1,048	1,008

Sales in 1Q 2024 increased by +18.4% to $7.8 billion, as compared to $6.6 billion in 4Q 2023, primarily due to improved shipment volumes, following the end of destocking which impacted the prior quarter.

Operating income in 1Q 2024 was $69 million as compared to an operating loss of $4 million in 4Q 2023 primarily due to higher steel shipment volumes offset in part by higher costs.

EBITDA in 1Q 2024 of $343 million increased by +21.1% as compared to $283 million in 4Q 2023, mainly due to higher steel shipments offset in part by higher costs.

India and JVs

Income from associates, joint-ventures and other investments (excluding impairments and exceptional items, if any) for 1Q 2024 was higher at $242 million as compared to $188 million in 4Q 2023, primarily due to higher contributions from Calvert, European and American investees partially offset by the reduced income from AMNS India.

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Production (Kt) (100% basis)	1,984	1,964	1,942	1,792	1,765
Shipments (Kt) (100% basis)	2,016	1,868	1,874	1,679	1,830
Sales (100% basis)	1,815	1,712	1,680	1,606	1,712
EBITDA (100% basis)	312	499	533	563	341

AMNS India recorded 2.0Mt of crude steel production in 1Q 2024 reaching an 8.1Mt annual run-rate in March 2024 (close to 8.6Mt capacity debottlenecking target).

Record steel shipments in 1Q 2024 of 2.0Mt, an increase of +7.9% as compared to 4Q 2023, and includes higher exports.

EBITDA during 1Q 2024 declined by -37.5% to $312 million as compared to $499 million in 4Q 2023, driven by a negative price-cost effect including a lower impact from natural gas hedges, offset in part by higher shipments.

Calvert16

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Production (Kt) (100% basis)	1,216	1,052	1,178	1,198	1,226
Shipments (Kt) (100% basis)	1,131	1,079	1,063	1,157	1,170
Sales (100% basis)	1,236	1,114	1,195	1,328	1,223
EBITDA (100% basis)	188	90	105	142	37

Calvert production in 1Q 2024 improved +15.6% following planned maintenance in 4Q 2023.

Calvert EBITDA during 1Q 2024 of $188 million represented a +109.1% increase as compared to $90 million in 4Q 2023 primarily due to higher average selling prices and an improved mix with higher share of automotive shipments.

Sustainable Solutions23

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	2,889	2,457	2,680	3,218	3,112
Operating income	26	15	21	120	69
Depreciation	(44)	(38)	(35)	(39)	(31)
EBITDA	70	53	56	159	100

Sales in 1Q 2024 was higher at $2.9 billion as compared to $2.5 billion in 4Q 2023 due to higher activity levels.

Operating income in 1Q 2024 was higher at $26 million as compared to $15 million in 4Q 2023.

EBITDA in 1Q 2024 of $70 million was +31.8% higher as compared to $53 million in 4Q 2023, with improved margins in the Projects business and higher activity levels in Distribution & Service Centers, offset in part by a seasonally weaker Construction business.

Mining

(USDm) unless otherwise shown	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Sales	729	764	729	680	904
Operating income	246	270	275	225	374
Depreciation	(65)	(69)	(57)	(56)	(56)
EBITDA	311	339	332	281	430
Iron ore production (Mt)	6.5	6.2	6.7	6.4	6.7
Iron ore shipment (Mt)	6.3	6.1	6.3	6.6	7.4

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Operating income in 1Q 2024 was -9.0% lower at $246 million as compared to $270 million in 4Q 2023 driven by lower iron ore reference prices and higher freight costs offset in part by higher iron ore shipments despite Liberia rail not operating at capacity.

EBITDA in 1Q 2024 of $311 million was -8.3% lower as compared to $339 million in 4Q 2023, due to lower iron ore reference prices (-3.8%) and higher freight costs offset in part by higher iron ore shipments.

Other recent developments

●	On April 22, 2024, ArcelorMittal Calvert, wholly owned by ArcelorMittal, announced that it is planning for an advanced manufacturing facility in Calvert, Alabama that could deliver 150,000 metric tons (Mt) of domestic production capacity of non-grain-oriented electrical steel (NOES) annually. The U.S. Department of Energy (DOE) defined electrical steel as a critical material for energy as part of its 2023 Critical Materials Assessment. In support of this clean energy project, ArcelorMittal Calvert has been awarded $280.5 million in investment tax credits from the U.S. Internal Revenue Service (IRS) as part of the Qualifying Advanced Energy Project Credit (48C) program, funded by the Inflation Reduction Act of 2022 (IRA). The 48C program, which provides a tax credit of up to 30% for investments in advanced energy projects, is designed to support secure and resilient domestic clean energy supply chains.

●	On March 19, 2024, ArcelorMittal announced that Kleber Silva to be the new Chief Executive Officer of the Mining segment. Kleber is re-joining ArcelorMittal after leaving the group in 2017. Kleber has an extensive experience of 35 years in mining and metal industries, with great achievements in safety, value creation, growth, turnaround, and operational excellence. He began his career in 1988 at MBR and Vale. Since then, he has held various senior operation responsibilities within Eramet, Vale Brazil and at Québec Cartier Mining Company in Canada (later ArcelorMittal Mines Canada).

Outlook

Overall economic sentiment remains subdued with customers maintaining a “wait and see” approach with no restocking yet apparent. Nevertheless, sentiment appears to have reached a floor and given the low inventory environment (particularly Europe) as soon as real demand begins to gradually improve, apparent demand is expected to rebound. The Company continues to forecast World ex-China apparent steel consumption ("ASC") to grow +3.0% to +4.0% in 2024, including: +1.5% to +3.5% in US; +2.0% to +4.0% in Europe; +0.5% to +2.5% in Brazil and +6.5% to +8.5% in India.

The Company remains positive on the medium/long-term steel demand outlook and believes that it is optimally positioned to execute its strategy of growth with capital returns.

Capex in 2024 is expected to remain within the $4.5-$5.0 billion range (of which $1.4-$1.5 billion is expected as strategic growth capex).

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
ASSETS
Cash and cash equivalents	5,437	7,783	6,290
Trade accounts receivable and other	4,403	3,661	4,989
Inventories	18,372	18,759	19,820
Prepaid expenses and other current assets	3,462	3,037	4,655
Total Current Assets	31,674	33,240	35,754

Goodwill and intangible assets	5,016	5,102	5,023
Property, plant and equipment	33,477	33,656	32,900
Investments in associates and joint ventures	10,141	10,078	10,904
Deferred tax assets	9,521	9,469	8,571
Other assets	2,118	2,372	2,108
Total Assets	91,947	93,917	95,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,873	2,312	2,827
Trade accounts payable and other	12,674	13,605	13,312
Accrued expenses and other current liabilities	5,890	5,852	6,687
Total Current Liabilities	20,437	21,769	22,826

Long-term debt, net of current portion	8,348	8,369	8,650
Deferred tax liabilities	2,330	2,432	2,596
Other long-term liabilities	5,175	5,279	5,067
Total Liabilities	36,290	37,849	39,139

Equity attributable to the equity holders of the parent	53,591	53,961	53,974
Non-controlling interests	2,066	2,107	2,147
Total Equity	55,657	56,068	56,121
Total Liabilities and Shareholders’ Equity	91,947	93,917	95,260

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023
Sales	16,282	14,552	16,616	18,606	18,501
Depreciation (B)	(642)	(703)	(662)	(680)	(630)
Impairment items[5] (B)	—	(112)	—	—	—
Impact on disposal of Kazakhstan operations[6] (B)	—	(2,431)	—	—	—
Operating income(loss) (A)	1,072	(1,980)	1,203	1,925	1,192
Operating margin %	6.6%	(13.6)%	7.2%	10.3%	6.4%

Income from associates, joint ventures and other investments (excluding impairments) (C)	242	188	285	393	318
Impairments of associates, joint ventures and other investments[15]	—	(1,405)	—	—	—
Net interest expense	(63)	(3)	(31)	(47)	(64)
Foreign exchange and other net financing (loss)	(80)	(240)	(224)	(133)	(117)
Income(loss) before taxes and non-controlling interests	1,171	(3,440)	1,233	2,138	1,329
Current tax expense	(321)	(128)	(282)	(316)	(282)
Deferred tax benefit	124	582	10	85	93
Income tax (expense)/benefit (net)	(197)	454	(272)	(231)	(189)
Income(loss) including non-controlling interests	974	(2,986)	961	1,907	1,140
Non-controlling interests (income)loss	(36)	20	(32)	(47)	(44)
Net income/(loss) attributable to equity holders of the parent	938	(2,966)	929	1,860	1,096

Basic earnings/(loss) per common share ($)	1.16	(3.57)	1.11	2.21	1.28
Diluted earnings/(loss) per common share ($)	1.16	(3.57)	1.10	2.20	1.27

Weighted average common shares outstanding (in millions)	809	830	838	842	859
Diluted weighted average common shares outstanding (in millions)	811	830	841	845	862

OTHER INFORMATION
EBITDA (A-B+C)	1,956	1,454	2,150	2,998	2,140
EBITDA Margin %	12.0%	10.0%	12.9%	16.1%	11.6%

Total Group iron ore production (Mt)	10.2	10.0	10.7	10.5	10.8
Crude steel production (Mt)	14.4	13.7	15.2	14.7	14.5
Steel shipments (Mt)	13.5	13.3	13.7	14.2	14.5

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023
Operating activities:
Income/(loss) attributable to equity holders of the parent	938	(2,966)	929	1,860	1,096
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income(loss)	36	(20)	32	47	44
Depreciation and impairment[5]	642	815	662	680	630
Impact on disposal of Kazakhstan operations[6]	—	2,431	—	—	—
Income from associates, joint ventures and other investments	(242)	(188)	(285)	(393)	(318)
Impairment of equity-method investments[15]	—	1,405	—	—	—
Deferred tax benefit	(124)	(582)	(10)	(85)	(93)
Change in working capital	(1,719)	2,470	(269)	178	(775)
Other operating activities (net)	369	(37)	222	(200)	365
Net cash (used) provided by operating activities (A)	(100)	3,328	1,281	2,087	949
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,236)	(1,450)	(1,165)	(1,060)	(938)
Other investing activities (net)[18]	274	464	187	45	(1,931)
Net cash used in investing activities	(962)	(986)	(978)	(1,015)	(2,869)
Financing activities:
Net (payments)proceeds relating to payable to banks and long-term debt	(334)	(195)	262	(1,011)	(390)
Dividends paid to ArcelorMittal shareholders	—	(184)	—	(185)	—
Dividends paid to minorities (C)	(77)	(31)	(66)	(12)	(53)
Share buyback	(597)	(466)	(38)	(227)	(477)
Lease payments and other financing activities (net)	(52)	(53)	(56)	(55)	(429)
Net cash (used) provided by financing activities	(1,060)	(929)	102	(1,490)	(1,349)
Net (decrease)increase in cash and cash equivalents	(2,122)	1,413	405	(418)	(3,269)
Effect of exchange rate changes on cash	(190)	128	(85)	64	148
Change in cash and cash equivalents	(2,312)	1,541	320	(354)	(3,121)

Free cash flow (A+B+C)	(1,413)	1,847	50	1,015	(42)

Appendix 1: Capital expenditures1

(USDm)	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
North America	111	117	72	122	115
Brazil	203	292	243	215	167
Europe	443	398	367	312	321
Sustainable Solutions	160	322	150	84	55
Mining	235	205	207	204	168
Others	84	116	126	123	112
Total	1,236	1,450	1,165	1,060	938

Appendix 2: Debt repayment schedule as of March 31, 2024

(USD billion)	2024	2025	2026	2027	2028	>2028	Total
Bonds	0.3	1.0	1.0	1.2	—	2.7	6.2
Commercial paper	0.8	—	—	—	—	—	0.8
Other loans	0.7	0.7	0.3	0.7	0.1	0.7	3.2
Total gross debt	1.8	1.7	1.3	1.9	0.1	3.4	10.2

As of March 31, 2024, the average debt maturity is 5.8 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023
Gross debt	10,221	10,681	11,477
Less: Cash and cash equivalents	(5,437)	(7,783)	(6,290)
Net debt	4,784	2,898	5,187

Net debt / LTM EBITDA	0.6	0.3	0.4

Appendix 4: Adjusted net income and adjusted basic EPS

(USDm)	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Net income/(loss) attributable to equity holders of the parent	938	(2,966)	929	1,860	1,096
Impairment items[5]	—	(112)	—	—	—
Impact on disposal of Kazakhstan operations[6]	—	(2,431)	—	—	—
Impairment of equity method investments[15]	—	(1,405)	—	—	—
Adjusted net income attributable to equity holders of the parent	938	982	929	1,860	1,096
Weighted average common shares outstanding (in millions)	809	830	838	842	859
Adjusted basic EPS $/share	1.16	1.18	1.11	2.21	1.28

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income(loss): refers to reported net income/(loss) excluding impairment charges and exceptional items (including with respect to the income from associates, JV and other investments), and impact on disposal of Kazakhstan operations.

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

FEED: Front End Engineering Design, or FEED, is an engineering and project management approach undertaken before detailed engineering, procurement, and construction. This crucial phase helps manage project risks and thoroughly prepare for the project's execution. It directly follows the pre-feed phase during which the concept is selected, and the feasibility of available options is studied.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any)

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month adjusted net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. 1Q 2024 ROE of 8.6% ($4.7 billion / $54.5 billion). 2023 ROE of 8.9% ($4.9 billion / $54.4 billion).
4.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by the number of shares at the end of the period. 1Q 2024 total equity of $53.6 billion divided by 797 million shares outstanding equals $67/sh. 4Q 2023 total equity of $54.0 billion divided by 819 million shares outstanding equals $66/sh.
5.	Impairment charge for 4Q 2023 (excluding that related to the sale of operations in Kazakhstan) amounted to $0.1 billion, related to the Long business of ArcelorMittal South Africa. Since then, the Company has been in discussions with government representatives to determine the extent of state support that could be provided to mitigate or prevent the closure of these operations.
6.	Following the sale of the Company's steel and mining operations in Kazakhstan in 4Q 2023, the Company recorded a $0.9 billion non-cash impairment charge (including $0.2 billion goodwill), and recorded $1.5 billion cumulative translation losses (previously recorded against equity) through the Consolidated Statements of Operations.
7.	September 30, 2020, was the inception date of the ongoing share buyback programs.

8.	See Appendix 4 for reconciliation of adjusted net income and adjusted basic EPS.
9.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it had completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion.
10.	Company has repurchased 22.5 million shares during 1Q 2024; totalling 48.8 million shares from the current 85 million share buy back program.
11.	XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
12.	As of March 31, 2024, the $5.4 billion Revolving Credit Facility ("RCF") was fully available. Liquidity at the end of the quarter of $10.8 billion consisted of cash and cash equivalents of $5.4 billion and $5.4 billion of available credit lines.
13.	Estimate of additional contribution to EBITDA, based on assumptions once ramped up to capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period.
14.	As announced with ArcelorMittal’s fourth quarter 2023 financial results, the Company has amended its presentation of reportable segments and EBITDA. The changes, applied from January 1, 2024, are as follows: EBITDA is defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any); The NAFTA segment has been renamed "North America", a core growth region for the Company; A new ‘Sustainable Solutions’ segment is composed of a number of high-growth, niche, capital light businesses, playing an important role in supporting climate action (including renewables, special projects and construction business). Previously reported within the Europe segment, this is a growth vector of the Company and represents businesses employing over 12,000 people at more than 260 commercial and production sites across 60+ countries. Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ‘ACIS’ segment have been assigned to ‘Others’; there are no changes to the ‘Brazil’ and ‘Mining’ segments. ‘India and JVs’ is now presented and the share of net income of AMNS India and AMNS Calvert as well as the other associates, joint ventures and other investments is included in EBITDA. India is a high growth vector of the Company, with our assets well-positioned to grow with the domestic market. These changes have been applied as from January 1, 2024 and the comparative periods of 2023 shown herein have been retrospectively recast.
15.	Impairments of equity method investments were $1.4 billion for 4Q 2023, and relate to the impairment of the Company’s investment in Acciaierie d'Italia (ADI) following downward revisions to the expected future cash flows. On February 20, 2024, the Italian Government issued a decree placing Acciaierie d’Italia in extraordinary administration subsequent to the request of Invitalia, thereby passing control of ADI from its current shareholders, ArcelorMittal and Invitalia, to government appointed commissioners.
16.	Production: Including all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
17.	Excluding impact on disposal of Kazakhstan operations that was sold on December 7, 2023.
18.	The Company sold the remaining 4.23% stake in Erdemir in 1Q 2024, generating total proceeds of $0.2 billion.
19.	1Q 2024 includes decarbonization capex of $0.1 billion and strategic growth capex of $0.4 billion.
20.	Other projects under development include: ArcelorMittal Texas: Plans under development to double capacity and add CCS capability; Calvert (US): Option to add a second 1.5Mt EAF at lower capex intensity; Electrical steels US (Alabama): 150kt NGO electrical steels for automotive; Government support received; engineering studies underway; Liberia further expansion to 30Mt; and India further expansion: Hazira to 20Mt and Greenfield on the east coast of India.
21.	Strategic projects capex in 1Q 2024 primarily include investments for the Liberia expansion project (first concentrate), the renewables energy project in India and Mardyck electrical steels
22.	1Q 2024 net cash used in operating activities of $100 million includes working capital investment of $1.7 billion.
23.	Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: Product offerings include sandwich panels (e.g. insulation), profiles, turnkey pre-fabrication solutions, etc., to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: Product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: EAF based capacity: High quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines); Supplying wide range of industries; energy, chemicals, mechanical engineering, machinery, infrastructure, defence & security; d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network

24.	Vallourec share price increased to €17.20 as at the end of March 31, 2024, as compared to €14.64 contractually agreed at the signing of the share price agreement for 65.2 million shares on March 12, 2024 generating a non-cash mark-to-market gain of $181 million at the end of March 31, 2024. In accordance with IFRS, the Company recognized a gain as the final fair value of the investment is unknown until transaction closing.
25.	Considering share buy backs of $1.3 billion and dividends paid to ArcelorMittal shareholders of $0.4 billion.

First quarter 2024 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2024 on: Thursday May 2, 2024, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Link for the audio webcast: https://interface.eviscomedia.com/player/1161/index.en.html

VIP Connect Conference Call:

Participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call: https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=6299830&linkSecurityString=d81989250

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. As announced previously, the definition of EBITDA has been revised to include income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal also presents Equity book value per share and ROE3 as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income(loss) and adjusted basic earnings per share as it believes these are useful measures for the underlying business performance excluding impairment items and exceptional items. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects, is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2023, ArcelorMittal had revenues of $68.3 billion and crude steel production of 58.1 million metric tonnes, while iron ore production reached 42.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419